Exhibit 99.1

Sunlands Technology Group Files its Annual Report on Form 20-F

BEIJING, April 25, 2024 -- Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), a leader in China's adult online education market and China’s adult personal interest learning market, today announced that it has filed its annual report on Form 20-F for the fiscal year ended December 31, 2023 with the U.S. Securities and Exchange Commission (the "SEC") on April 25, 2024, U.S. Eastern Time.

The annual report can be accessed on the Company's investor relations website at https://ir.sunlands.com and on the SEC's website at www.sec.gov. The Company will provide a hard copy of the annual report containing the audited consolidated financial statements, free of charge, to its shareholders and ADS holders upon request. Requests should be directed to sl-ir@sunlands.com.

About Sunlands

Sunlands Technology Group (NYSE: STG) ("Sunlands" or the "Company"), formerly known as Sunlands Online Education Group, is a leader in China's adult online education market and China’s adult personal interest learning market. With a one to many, live streaming platform, Sunlands offers online professional courses and educational content, including various interest courses, aimed at preparing students for professional certification exams, enhancing their professional skills, and catering to their personal interests, as well as various degree- or diploma-oriented post-secondary courses. Students can access its services either through PC or mobile applications. The Company's online platform cultivates a personalized, interactive learning environment by featuring a virtual learning community and a vast library of educational content offerings that adapt to the learning habits of its students. Sunlands offers a unique approach to education research and development that organizes subject content into Learning Outcome Trees, the Company's proprietary knowledge management system. Sunlands has a deep understanding of the educational needs of its prospective students and offers solutions that help them achieve their goals.

For more information, please visit https://ir.sunlands.com.

For investor and media inquiries, please contact:

Sunlands Technology Group

Investor Relations

Email: sl-ir@sunlands.com

SOURCE: Sunlands Technology Group